UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

ViewSonic Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

926728 10 6

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 926728 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James Chu

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 253,138,456

	6.	Shared Voting Power 58,831,542

	7.	Sole Dispositive Power 253,138,456

	8.	Shared Dispositive Power 58,831,542

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 311,969,998(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.

11.	Percent of Class Represented by Amount in Row (9) 88.1%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Keypoint Investments, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 58,831,542

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 58,831,542

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,831,542

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.

11.	Percent of Class Represented by Amount in Row (9) 16.6%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lily Chu

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 58,831,542

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 58,831,542

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,831,542(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.

11.	Percent of Class Represented by Amount in Row (9) 16.6%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer ViewSonic Corporation
	(b)	Address of Issuer’s Principal Executive Offices 381 Brea Canyon Road Walnut, CA 91789

Item 2.
	(a)	Name of Person Filing James Chu Keypoint Investments, L.P. Lily Chu
	(b)	Address of Principal Business Office or, if none, Residence c/o ViewSonic Corporation 381 Brea Canyon Road Walnut, CA 91789
	(c)	Citizenship James Chu Keypoint Investment, L.P. Lily Chu	United States California United States
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 926728 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

			James Chu	Keypoint Investments, L.P.	Lily Chu
			(1)		(2)

(a)	Amount Beneficially Owned:		311,969,998	58,831,542	58,831,542
(b)	Percent of Class:		88.1%	16.6%	16.6%
(c)	Number of shares as to which the person has:
	(i)	Sole Voting Power:	253,138,456	-0-	-0-
	(ii)	Shared Voting Power:	58,831,542	58,831,542	58,831,542
	(iii)	Sole Dispositive Power:	253,138,456	-0-	-0-
	(iv)	Shared Dispositive Power:	58,831,542	58,831,542	58,831,542

(1)           Amount beneficially owned includes 58,831,542 shares held by Keypoint Investments, L.P., a California limited partnership (“Keypoint”).  Reporting Person and Lily Chu are general partners of Keypoint and may be deemed to have shared beneficial ownership of the shares held by Keypoint and to have shared power to vote or to direct the vote or to dispose of or direct the disposition of such shares.  Mr. and Mrs. Chu disclaim beneficial ownership of the shares held by Keypoint except to the extent of their pecuniary interest therein.

(2)           Represents shares owned by Keypoint.  Reporting Person and James Chu are general partners of Keypoint and may be deemed to have shared beneficial ownership of the shares held by Keypoint and to have shared power to vote or to direct the vote or to dispose of or direct the disposition of such shares.  Mr. and Mrs. Chu disclaim beneficial ownership of the shares held by Keypoint except to the extent of their pecuniary interest therein.

Instruction:  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005

James Chu

/s/ James Chu
(Signature)

Keypoint Investments, L.P.

	By:	/s/ James Chu
James Chu, General Partner

	By:	/s/ Lily Chu
Lily Chu, General Partner

Lily Chu

/s/ Lily Chu
(Signature)